UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number: 1-15256

BRASIL TELECOM S.A.

(Exact Name as Specified in its Charter)

Brazil Telecom Company

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

(PUBLICLY-HELD COMPANY)

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 3330029520-8

Minutes of the General Meeting of Debenture Holders of the 5th issuance of simple, non-convertible debentures issued in a single series, of BRASIL TELECOM S.A., held on October 17, 2011, at first call, drawn up in summary form in accordance with paragraph 1 of Article 130 of Law No. 6,404/ 76.

1.	DATE, TIME AND PLACE: October 17, 2011, at 3:00 p.m., at the Issuer’s headquarters, located at Rua General Polidoro, No. 99, 5th floor/part, Botafogo, in the City and State of Rio de Janeiro

2.	ATTENDANCE: Debenture holders representing 96.42% (ninety-six and forty-two hundredths percent) of the outstanding debentures of the 5th issuance, subject to the provisions of Clause 9.2.2 of the Indenture, as verified by the signatures contained in the Debenture Holders Attendance List and by the Trustee. The Issuer’s representative and the representative of Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., the Trustee, also attended the meeting (Carlos Bacha and Rinaldo Rabello Ferreira).

3.	AGENDA: To examine, discuss and decide on the proposed amendment to the terms of the personal guarantee provided in Clauses 2.6 and 9.4.3 of the Indenture of the 5th issuance, the 4th public issuance, of simple, non-convertible, unsecured debentures, issued in a single series, with additional personal guarantees of Brasil Telecom Participações S.A., for public distribution, entered into on June 20, 2006, (the “Indenture”).

4.	CALL NOTICE: Call Notice published pursuant to Article 124 of Law No. 6,404/76, at first call, on the Official Gazette of the State of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro), on September 30, 2011 (Section 5, page 29), October 3, 2011 (Section 5, page 25) and October 4, 2011 (Section 5, page 8), and in the newspaper Valor Econômico on September 30, 2011 (page D9), October 3, 2011 (page C6) and October 4, 2011 (page B13).

5.	CHAIR: President: Gastão Wagner Júnior; and Secretary: Daniella Geszikter Ventura, each elected unanimously by the attendees.

6.

RESOLUTIONS: The President of the Meeting, with the help of the Trustee’s representative, verified the presence of a quorum and the fulfillment of the call requirements, and then declared open the General Meeting Debenture Holders, with the presence of the debenture holders representing 96.42% of the outstanding debentures of the 5th Issuance of Debentures. Then, the attendees authorized, by unanimous vote, the drafting of these minutes of the General Meeting of Debenture Holders in a summary form, and the publication hereof omitting the signatures of the debenture holders, pursuant to Article. 130, paragraphs 1 and 2, of Law No. 6,404/76, respectively. Then, turning to the sole item in the Agenda, after discussions and clarifications given by the Company’s management concerning the process of corporate reorganization of the Oi Companies currently underway and in accordance with the Management Proposal of Brasil Telecom S.A. dated September 30, 2011, forwarded to the Trustee and the Debenture Holders and available through the IPE system on the website of the Brazilian Securities Exchange

Minutes of the General Meeting of Debênture Holders of the 5th Issuance of Simple, Non-Convertible Debêntures in a Single Series of BRASIL TELECOM S.A., held on October 17, 2011

Commission (Comissão de Valores Mobiliários), the debenture holders unanimously approved that, if the merger of TNL by BRT is approved at the future general shareholders’ meetings of both Companies, Clause 2.6 of the Indenture may be excluded and, consequently, the role of Intervening Guarantor may also be excluded from all other applicable clauses and sections.

Finally, the Trustee was authorized to execute the amendment to the Indenture so as to include therein the resolutions contained in these minutes.

7.	CLOSING: The resolutions were passed by all of the debenture holders present at the meeting. There being no further matters to discuss, the President of the Meeting temporarily adjourned the meeting for the drafting of these minutes. After the session was reopened, the Minutes of this Meeting were drawn up, duly approved and signed by all debenture holders in attendance, who constituted the quorum required for the respective approval.

Rio de Janeiro, October 17, 2011.

Gastão Wagner Júnior

President

Daniella Geszikter Ventura

Secretary

Brasil Telecom S.A.

Bayard de Paoli Gontijo

Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda.

Trustee

Carlos Alberto Bacha/ Rinaldo Rabello Ferreira

Minutes of the General Meeting of Debênture Holders of the 5th Issuance of Simple, Non-Convertible Debêntures in a Single Series of BRASIL TELECOM S.A., held on October 17, 2011

Attendance List – page 01

	Account	Qty. DEB
BRADESCO FI RF MASTER II PREVIDÊNCIA	02560.00-5	2454
BRADESCO F.I. REFERENCIADO DI PREMIUM	82578.00-0	1121
FI RF FAROL ALM I	10827.00-8	540
BRADESCO F.I.MULTIMERCADO DUBLIN	86038.00-3	519
BRADESCO - F.I. MULTIMERCADO FEB BD	46638.00-3	366
BRADESCO F.I. R. FIXA TARGET I	67438.00-0	325
BRAM PRIVATE FI RENDA FIXA CRÉDITO PRIVADO	84528.00-3	291
BRADESCO FI MULTIMERCADO FEB II CD	68178.00-8	227
BRADESCO PRIVATE FI RF CRÉDITO PRIVADO	82618.00-1	125
BRADESCO PRIVATE F.I. RENDA FIXA	61698.00-4	101
BRAM F.I. RENDA FIXA TARGET	46668.00-4	98
FI MULTIMERCADO ESPARTA	05134.00-5	96
BRADESCO FIM APREV	02330.00-8	81
BRAM FI RENDA FIXA CRÉDITO PRIVADO	01575.00-8	76
BRADESCO FI REFERENCIADO DI CP LP MAXIM	10554.00-3	67
BRAM FI RF CRED PRIV LIVRE	12968.00-6	63
BRADESCO F.I. MULTIMERCADO PLUS I	49578.00-5	55
BRADESCO FI RF CREDITO PRIVADO MASTER	08870.00-5	46
BRADESCO F.I. REFERENCIADO DI HIGH	24528.00-1	28
BRADESCO FI RF IMA GERAL	03981.00-9	23
FUNDO DE INVESTIMENTO RENDA FIXA DOURADO	65748.00-8	22
BRADESCO CORPORATE F.I. R.F. CRÉDITO PRIVADO	80838.00-3	18
BRADESCO - F.I. MULTIMERCADO TEAM	57428.00-6	13
BRADESCO INSTITUCIONAL FI RF CREDITO PRIVADO	05597.00-6	11
BRADESCO F.I REFERENCIADO DI SKY	81948.00-2	11
BRADESCO F.I. MULTIMERCADO DYNAMIC	40928.00-1	2
BRADESCO F.I. R.F. LONGO PRAZO YIELD	49748.00-0	2
BRADESCO F.I. MULTIMERCADO PLUS	49628.00-3	683
BRAM F.I. MULTIMERCADO	00673.00-4	413
BRAM FI MULTIMERCADO SEGMENTO	02558.00-0	308
BRADESCO FIM CRÉD. PRIV. MURALHA	87288.00-3	249
BRAM PRIVATE FI MM DINÂMICO	84538.00-0	147
BRADESCO FI MULTIMERCADO PREVCUMMINS	02331.00-7	48
BRADESCO FI MULTIMERCADO FRT100	01435.00-7	39
BRADESCO - F.I. MULTIMERCADO SCORE	57438.00-3	25
BRADESCO FIM FMP T-SYSTEM	05281.00-6	15

BANCO BRADESCO S/A

Name:

Position:

	Account	Qty. DEB
BANCO DO BRASIL S/A	00010.00-7	211

Name:

Position:

	Account	Qty. DEB
BANRISUL MASTER FI REFERENCIADO DI LONGO PRAZO	27898.00-6	1500

BANCO DO ESTADO DO RIO GRANDE DO SUL S/A

Name:

Position:

Minutes of the General Meeting of Debênture Holders of the 5th Issuance of Simple, Non-Convertible Debêntures in a Single Series of BRASIL TELECOM S.A., held on October 17, 2011

Attendance List – page 02

	Account	Qty. DEB
SANTANDER FI RENDA FIXA FAROL	10829.00-6	500
SANTANDER FI ABSOLUTO TOP RENDA FIXA	08229.00-3	87
SANTANDER FI PREV RENDA FIXA	02643.00-1	74

SANTANDER BRASIL ASSET MANAGEMENT DTVM S.A./ BANCO SANTANDER (BRASIL) S.A.

Name:

Position:

	Account	Qty. DEB
BB TOP RF MODERADO FI RENDA FIXA LP	18848.00-3	8.866
BB TOP DI FI REFERENCIADO DI LONGO P	19638.00-9	6.554
BB TOP RF C FI RENDA FIXA	00795.00-9	4.504
BB TOP RF ARROJADO FI RENDA FIXA LON	46028.00-8	3.423
BB TOP DI C FI REFERENCIADO DI	00859.00-0	3.151
BB TOP RF TRADICIONAL FI RENDA FIXA	02657.00-4	1.202
BB URANO 1 FI RENDA FIXA CREDITO PRI	02287.00-3	858
BBRPPS ATUARIAL MODERADO FUNDO DE I	03114.00-3	792
BB TOP TRADE LP FI MULTIMERCADO	03045.00-0	500
BB MILENIO 33	65648.00-5	340
BB UNICREDDO BRASIL FI RF CREDITO P	61628.00-5	100
BB UNICRED CENTRAL SP FI RF CREDITO PRI	94158.00-9	100
BB PASA	00860.00-6	50
BB POLO 1	00536.00-0	30

BB GESTÃO DE RECURSOS - DISTRIBUIDORA DE TÍTULO E VALORES MOBILIÁRIOS

Name:

Position:

	Account	Qty. DEB
Fundo de Investimento Multimercado Crédito Privado – EROS	80498.00-3	1500

CERES - Fundação de Seguridade Social

Name:

Position:

	Account	Qty. DEB
Icatu Seg NW Fix Fundo de Investimento Referenciado DI	52438.00-8	32
CitiPrevidência Fundo de Investimento Referenciado DI	88188.00-9	30
CitiPrevidência Corporate Fundo de Investimento Referenciado DI	88118.00-0	23
CitiPrevidência C25 Fundo de Investimento Multimercado	89268.00-7	21
CitiPrevidência Corporate C25 Fundo de Investimento Multimercado	89278.00-4	8

CITIBANK DTVM S/A

Name:

Position:

Minutes of the General Meeting of Debênture Holders of the 5th Issuance of Simple, Non-Convertible Debêntures in a Single Series of BRASIL TELECOM S.A., held on October 17, 2011

Attendance List – page 03

	Account	Qty. DEB
Western Asset DI Max Referenciado Fundo de Investimento	00167.00-8	6945
Western Asset Prev Credit Renda Fixa Fundo de Investimento Crédito Privado	07047.00-4	1223
Multiprev II Fundo de Investimento Multimercado Crédito Privado	07966.00-6	378
Western Asset Pension Renda Fixa Fundo de Investimento Crédito Privado	41748.00-8	234
Western Asset Credit Special Renda Fixa Fundo de Investimento Crédito Privado	07968.00-4	134
Baltimore IV Fundo de Investimento Renda Fixa Crédito Privado	12240.00-9	81
Ibirapuera Fundo de Investimento Renda Fixa	11270.00-1	50
Baltimore Fundo de Investimento Multimercado Crédito Privado	07461.00-6	29

WESTERN ASSET MANAGEMENT COMPANY DTVM LIM
Name:
Position:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2011

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer